UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Momenta Pharmaceuticals, Inc.

File No. 000-50797 - CF#30247

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       Momenta Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2006.

       Based on representations by Momenta Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through November 1, 2016
Exhibit 10.5	through November 1, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary